UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-63204

FLORIDA POWER CORPORATION
(Exact name of registrant as specified in its charter)

100 Central Avenue
St. Petersburg, Florida 33701
(727) 820-5151
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cumulative Preferred Stock, par value $100 per share
(Title of each class of securities covered by this Form)

First Mortgage Bonds
Debt Securities
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g- 4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12-h-3(b)(1)(ii)	☐
Rule 12-g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 164

Pursuant to the requirements of the Securities Exchange Act of 1934, Florida Power Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

By:	/s/ PETER M. SCOTT III
Peter M. Scott III
Executive Vice President and Chief Financial Officer

Date: November 22, 2002